S2K Financial LLC

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2020

Filed as public information pursuant to Rule 17a-5 (d) under the Securities Exchange Act of 1934.

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**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 69628

**FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/20___
                                            MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

S2K Financial LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 N. New York Ave., Suite 200
                                        (No. and Street)

Winter Park   **Florida**   **32789**
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  Mary Lou Malanoski   (917) 743-9669
                                                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   RSM US LLP
                          (Name -- if individual, state last, first, middle name)

  4 Times Square   New York   NY   10036
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
                            information contained in this form are not required to respond
                            unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mary Lou Malanoski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S2K Financial LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Based upon the Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper submissions in Light of COVID-19 Concerns and difficulties arising from COVID-19, this filing is being made without a notarization.

Notary Public

Signature

CFO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S2K Financial LLC
Index
December 31, 2020



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Managing Member
S2K Financial LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of S2K Financial LLC (the Company) as of December 31, 2020, and the related notes to the financial statement (collectively, referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

New York, New York
March 1, 2021

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S2K Financial LLC
Statement of Financial Condition
December 31, 2020

Assets	
Cash	$ 1,091,615
Accounts receivable	444,453
Due from affiliates	12,046
Prepaid and deferred expenses	98,540
Other assets	26,080
Total assets	$ 1,672,734
Liabilities and Member's Equity	
Accounts payable and other accrued expenses	$ 305,891
Total liabilities	305,891
Member's equity	1,366,843
Total liabilities and member's equity	$ 1,672,734

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

S2K Financial LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware on May 15, 2015. The Company is a wholly-owned subsidiary of S2K Partners Co. LLC (the "Parent").   The Company is a broker-dealer is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist of providing financial advisory and capital raising services to companies through the development of products designed for retail investors which securities are distributed on a best efforts basis through independent broker-dealers; and through private placement of securities, Mergers and Acquisitions, corporate financing, and investment advisory services to institutional investors. The Company may also enter into referral arrangements with investment advisors, pursuant to which the Company will refer prospective customers in return for a finder's fee.

It is the responsibility of the Company to evaluate whether conditions and events raise substantial doubt about an entity's ability to continue as a going concern. The Company believes that its business operations will continue for the foreseeable future, as it has the support of the Parent which will provide additional investment into the Company as required.

Because the Company does not hold customer funds or securities, it is exempt from the requirement of SEC Rule 15c3-3.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The Company earns fees for services connected with capital raising activity pursuant to agreements with entities or individuals. The fees for capital raising services are recognized upon the closing of the sale of a security. Reimbursement of expenses in connection with marketing services under agreements with entities is included in other income and is recognized when expenses are incurred. The revenue is recognized for these activities as the services have been provided, the fees are determinable and collection is reasonably assured. For agreements with individuals or start-up entities to raise capital, reimbursement of expenses are only recognized upon receipt of reimbursement as collection is not assured. The total reimbursement of expenses for the year ended December 31,2020 was $219,130.

Recent Accounting Pronouncements

On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments ("ASU 2016-13") to amend the accounting for credit losses for certain financial instruments. Under the new guidance, an entity recognizes its estimate of expected credit losses as an allowance, which the FASB believes will result in more timely recognition of such losses. ASU 2016-13 applies to all financial instruments carried at amortized cost including accounts receivable and held-to-maturity debt. It requires financial assets carried at amortized cost to be presented at the net amount expected to be collected and requires

entities to record credit losses through an allowance for credit losses. ASU 2016-13 became effective on January 1, 2020 for public companies.

Adoption of ASU 2016-13, Financial Instruments-Measurement of Credit Losses on Financial Instruments

As of January 1, 2020, the Company conformed to this pronouncement using the modified retrospective basis through a cumulative-effect adjustment to retained earnings of $10,500 as of January 1, 2020. ASU 2016-13 affected the calculation of the Company's allowance for credit losses on accounts receivable and other credit obligations included in other assets. The Company does not currently hold available-for-sale debt securities, off-balance-sheet credit exposures, or other material financial assets. Based on the Company's assessment, the Company concluded the impact of adoption of this guidance was not material.

The Company evaluates its accounts receivable on an individual basis given the high concentration and limited number of accounts. The company reviews the past pattern of collectability, the Company's knowledge of the financial situation of the customer in light of economic expectations. As of December 31, 2020 there was no change to the allowance for credit losses, which is $10,500.

Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Accounts receivable from contracts with customers were $444,453 at December 31, 2020.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3.   **Transactions with Related Parties**

The Company has an Expense Sharing Agreement ("ESA") with two affiliated entities, S2K Asset Management LLC ("S2K AM") and S2K Servicing LLC ("Servicing"), whereby certain office and administrative services are shared between the Company, S2K AM and Servicing based upon usage and estimated allocation of shared personnel. The ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. In June, 2020, the ESA was modified to remove S2K AM, as there was no longer any shared personnel. There is one shared employee between the Company and Servicing, and the Company pays approximately 12% of his costs.

Pursuant to an agreement with one customer, the Company and S2K AM may be jointly engaged. An agreement between the Company and S2K AM provides for a fee allocation in these situations. In 2020, there were no fees earned from this agreement.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Concentrations**

The Company earned commissions and is entitled to be reimbursed for expenses in connection with its offerings. Two clients accounted for 96% of revenues in 2020. At December 31, 2020, approximately 53% of the accounts receivable were from these clients.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Company had regulatory net capital of $785,724 which was $765,331 above the required net capital of $20,393. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.39 to 1 at December 31, 2020.

6. **Leases, Commitments and Contingencies**

The Company's lease in New York expired in November 2020 and the Company moved its headquarters to Winter Park, Florida, on a month-to-month basis.

As of December 31, 2020, the Company has a refundable security deposit of $16,018 included in other assets in connection with the lease which expired in 2020.

Rent expense was approximately $195,800 for the year ended December 31, 2020 which includes an implied interest component of approximately $5,400, and is included in occupancy costs in the statement of operations.

7. **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has no guarantees outstanding at December 31, 2020 and issued no guarantees during the year then ended.

8.   **Risks and Uncertainties Covid-19 Global Pandemic**

During 2020, the Company's distribution efforts were suspended during most of the second quarter due to the COVID-19 pandemic. While the Company's distribution resumed at the end of the second quarter, there is still a high degree of economic uncertainty resulting from the COVID-19 pandemic, as well as a new federal government administration. The attractiveness of one of the products the Company products has been affected by the COVID-19 pandemic as it is in the hospitality sector, and the ability to successfully distribute this product will depend on the duration and scope of the pandemic and availability of vaccines.

9.   **Subsequent Events**

Management of the Company evaluated subsequent events or transactions that occurred through the date these financial statements were issued. No events have been identified that require disclosure.